United States securities and exchange commission logo





                             September 1, 2023

       Bennett Yankowitz
       Chief Financial Officer
       RocketFuel Blockchain, Inc.
       201 Spear Street
       Suite 1100
       San Francisco, California 94105

                                                        Re: RocketFuel
Blockchain, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed August 21,
2023
                                                            File No.
033-17773-NY

       Dear Bennett Yankowitz:

              We have reviewed your filing and your April 18, 2023 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 15,
       2023 letter.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       General

   1. Refer to your response to comment 5 that the company has not issued any tokens to date, and, due to market
conditions, has no current plans to do so. Please provide an analysis of the Securities Act
exemption upon which you relied in connection with your pre-launch sales of tokens to four
investors in September 2022, as disclosed on page 23 and in Note 9 to your financial
statements for the fiscal year ended March 31, 2023. In this regard, we note your disclosure in
Note 9 that:
                                                            On September 19,
2022, you completed a private placement offering of 3,389,831 shares of common
stock and warrants to purchase 1,694,915 shares of common stock;
                                                            In connection
therewith, RocketFuel (BVI) Ltd., your wholly-owned subsidiary,
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
           Blockchain, Inc. Yankowitz
Comapany 1,
September NameRocketFuel
             2023           Blockchain, Inc.
September
Page 2    1, 2023 Page 2
FirstName LastName
              entered into pre-launch token sale agreements with four investors for the issuance of
              3,389,831 tokens when such tokens are created; and
                The combined purchase price for one share of common stock, an accompanying warrant and a token was $0.2065.
2. We note your response to comment 5, in particular your statement that [i]f and when we resume the token program, our current intention is as follows: (i) pre-sale agreements for tokens will be offered only to non-U.S. Persons in an offering under Regulation S and (ii)
         the tokens when issued by our BVI subsidiary will be done so through an offering
         pursuant to Form F-1 or Regulation A.    Given that the tokens to be
issued under any pre-
         sale agreement will be deemed to have been offered and sold at the time of entry into the pre-sale agreement for purposes of the Securities Act, please explain how you will comply with Regulation S with respect to the tokens when issued to prevent flowback into the
         U.S. In responding to this comment, address whether the tokens to be issued under the pre-sale agreements will be fungible with tokens expected to be issued through the loyalty program. Further, please also clarify whether the statement in clause
(ii) refers to the
         tokens to be issued under the pre-sale agreements, tokens generally issued under the loyalty program, or both. In this regard, it is not clear how the offering of the tokens to be issued under the pre-sale agreements could be registered or qualified under the Securities
         Act given that the offering commenced at the time of entry into the pre-sale agreements.
3. Refer to your response to comment 5. You state that when your subsidiary BVI issues tokens it will do so through an offering pursuant to Form F-1 or Regulation A. Please tell us why you believe that your subsidiary is a "foreign private issuer" under Exchange Act
         Rule 3b-4(c), and, to the extent that your subsidiary is a foreign private issuer, please tell us why you believe that it will be eligible to offer securities pursuant to Regulation A.
         Refer to Rule 251(b)(1) of Regulation A.
4. Refer to your response to comment 5. Your response that you have no plans to have a token program appears to be inconsistent with your website, which states that the
         RocketFuel $Rpay token is launching soon and that "[t]o purchase the $Rpay token in private sale, you can either use our automated application by clicking here or by emailing us at: token@rocketfuelblockchain.com." We also note that your website states that "the
         RocketFuel token $Rpay is the backbone of the recently announced Rocketfuel loyalty program and will be used as means of payment for offers in the loyalty program and elsewhere" and that "[m]erchant customers earn RocketFuel $Rpay loyalty tokens on all purchases." Please tell us your current plans regarding your token program so that we understand the statements on your website, including whether you have taken any other actions to develop, design, program or mint tokens. In this regard, we note your disclosure that you have entered into an agreement with ACI to develop a loyalty program. Also, in future filings, please tell us the factors you will consider when determining whether to begin a token program and address the risks related to a token program.
5. Refer to your response to comment 6 that "[t]he terms of any staking program have not yet
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
           Blockchain, Inc. Yankowitz
Comapany 1,
September NameRocketFuel
             2023           Blockchain, Inc.
September
Page 3    1, 2023 Page 3
FirstName LastName
         been determined." Please tell us whether or not you intend to have a staking program, and, if so, in future filings, disclose the expected timeline and associated costs and risks related to the development and operation of a staking program. To the extent that you may offer staking to your users but do not have a timeline related to the development of the staking program, in future filings, please disclose the factors you will consider when determining whether and when to offer a staking program to your users. Business
Our Growth Strategy, page 6

6. We note your disclosure that you have entered into an agreement with ACI to develop a loyalty program. Please revise future filings to disclose the date of this agreement and the material terms and conditions thereof, including the term and termination provisions.
         Also please tell us how you considered filing this agreement as an exhibit to the Form 10-
         K. See Item 601(b)(10) of Regulation S-K.
7. Refer to your response to comment 9. In future filings, please discuss the internal procedures and policies you will use to determine whether any tokens you issue and staking programs you offer are securities under Section 2(a)(1) of the Securities Act. In addition, please add risk factor disclosure addressing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding any regulatory body or court.
Risk Factors, page 7

8. Refer to your response to comment 15 in which you agreed to include enhanced disclosure in future filings describing any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets. However, we are unable to locate responsive disclosure in your Form 10-K for the fiscal year ended March 31, 2023. Please provide us with your proposed revised disclosure to be included in future filings or advise.
Note 2. Summary of Significant Accounting Policies
Software Development Costs, page F-8

9. We acknowledge your response to comment 1, however your response did not tell us why you are capitalizing certain general and administrative costs related to the customization and development of your internal business systems, as you disclose on page F-7. Under
         ASC 350-40-30-3, you should not capitalize general and administrative costs and overhead costs as costs of internal-use software. Please tell us how your accounting policy considered this guidance and quantify capitalized general and administrative costs and overhead costs of internal-use software in the periods presented. Revenue Recognition, page F-8

10. You disclose that your revenues include gains from the spread between the exchange rates
 Bennett Yankowitz
RocketFuel Blockchain, Inc.
September 1, 2023
Page 4
         on cryptocurrency transactions. Please respond to the following:
             Tell us the nature of these transactions. Provide us with an example;
             Tell us how you are accounting for the transaction and why, citing the accounting
             literature applied;
             Quantify revenues from these transactions in the periods
presented; and
             In future filings, disclose your accounting policy for these transactions.
11. We acknowledge your response to comment 3, however your response did not provide us with a complete analysis under ASC 606 for each of the four sources of revenue disclosed on page F-8. In your response, specifically address the following for each source:
             Tell us the amount of revenue recognized from each of the four sources listed for
             each period presented;
             Tell us the significant payment terms (for example, the form of consideration, when
             payment typically is due, whether the contract has a significant financing component,
             whether the consideration amount is variable, and whether the estimate of variable
             consideration is typically constrained);
             Provide us with your analysis in determining to recognize the transaction fees on a
             net, versus a gross basis;
             For performance obligations you satisfy over time, tell us the methods used to
             recognize revenue (for example, a description of the output methods or input methods
             used and how those methods are applied) and explain why the methods used provide
             a faithful depiction of the transfer of goods or services;
             For performance obligations you satisfy at a point in time, tell us the significant
             judgments made in evaluating when a customer obtains control of promised goods or
             services;
             Tell us about your allocation of the transaction price, including estimating standalone
             selling prices of promised goods or services and allocating discounts and variable
             consideration to a specific part of the contract (if applicable);
             Tell us the nature of any obligations for returns, refunds, and other similar obligations
             and the nature of any types of warranties and related obligations.
Tell us how you
             measure obligations for returns, refunds, and other similar obligations; and
             You told us that you do not believe that you control the funds of customers since
             your software merely automates the process of a shopper
transferring cryptocurrency
             from the shopper   s account to the merchant, and in doing so you
are merely acting as
             an agent of the merchant. Tell us in more detail about your rights and obligations, as
             well as your exposure to losses, and discuss your consideration of
SAB Topic 121.
12.    We acknowledge your response to comment 2; however we note that your revenue
       recognition policy did not include the requested revisions. Please ensure that any future
FirstName LastNameBennett Yankowitz
       filings includes the revisions. Further, we note that your proposed disclosures as included
Comapany     NameRocketFuel
       in your                 Blockchain,
                 response did not include allInc.
                                              of the requested disclosures.
Ensure that you include
       all of1,the
September          disclosures
                2023 Page 4 required by ASC 606-10-50 in your future filings. FirstName LastName
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
           Blockchain, Inc. Yankowitz
Comapany 1,
September NameRocketFuel
             2023           Blockchain, Inc.
September
Page 5    1, 2023 Page 5
FirstName LastName
Note 9. Stockholder's Equity (Deficit), page F-12

13. We acknowledge your response to prior comments 5 and 16. We note that in the
         September 19, 2022 private placement you sold common stock, with an accompanying warrant and a Token, for a combined purchase price of $0.2065 resulting in proceeds to you of $700,000. In your response you told us that you have no current plans to issue any tokens. Please provide us with your analysis of the accounting for the private placement given that your agreements included common stock, warrants, and tokens. Cite the accounting literature you relied upon and how you applied it to your facts and circumstances.
Legal Proceedings, page F-17

14. We acknowledge your response to comment 17; however your response did not address, as requested, how you considered ASC 505-10-25-2 which states that adjustments or charges or credits resulting from transactions in the entity's own capital stock shall be excluded from the determination of net income or the results of operations. Please explain to us why you believe that this guidance does not apply to your circumstance and cite the accounting literature that you applied and why.
Note 11. Commitments and Contingencies
Incentive Bonus Payable, page F-17

15. With respect to the license agreement you entered into with a merchant in March 2023, we note that you agreed to develop software for the merchant to pay the merchant a
         $110,000 incentive bonus payable when the merchant   s aggregate
payouts made during
         the initial 24-month of the license equals or exceeds $3,000,000. Please tell us how you are accounting for the bonus, citing the accounting literature applied.
Exhibits

16. We acknowledge your response to comment 18 that you will make the requested revisions in future filings. However, we note that the certifications included in your Form
         10-Q for the quarterly period ended December 31, 2022 filed April 3, 2023 did not include the requested revisions, nor did your Form 10-K for the fiscal year ended March 31,
         2023. Please ensure that in any future filings the language in your certifications is exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bennett Yankowitz
RocketFuel Blockchain, Inc.
September 1, 2023
Page 6

       You may contact Kate Tillan at (202) 551-3604 or David Irving at (202) 551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Sonia Bednarowski at (202) 551-3666 with any other questions.



FirstName LastNameBennett Yankowitz                       Sincerely,
Comapany NameRocketFuel Blockchain, Inc.
                                                          Division of
Corporation Finance
September 1, 2023 Page 6                                  Office of Crypto
Assets
FirstName LastName